                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                        INTERNATIONAL META SYSTEMS, INC.
_______________________________________________________________________________
                                (Name of Issuer)

                        Common Stock, $0.0001 par value
_______________________________________________________________________________
                         (Title of Class of Securities)

                                  45986B 10 8
_______________________________________________________________________________
                                 (CUSIP Number)

                   Amerscan Partners III, Limited Partnership
                      c/o Amerscan Capital Management Ltd.
             Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda
              Attention:  Mr. Martin S. Albert, (1)(441) 295-2244
_______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 16, 1997
_______________________________________________________________________________
                      (Date of Event Which Requires Filing
                               of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [  ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



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                                  SCHEDULE 13D

_________________________                             __________________________

CUSIP NO. 45986B 10 8                                PAGE 2 OF 10 PAGES
________________________________________________________________________________

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Amerscan Partners III, Limited Partnership
________________________________________________________________________________

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
                                                                 (b) [  ]
________________________________________________________________________________

  3     SEC USE ONLY
________________________________________________________________________________

  4     SOURCE OF FUNDS

        WC
________________________________________________________________________________

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [  ]

        N/A
________________________________________________________________________________

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda
________________________________________________________________________________


                             SOLE VOTING POWER
              7
                             $2,000,000 convertible into shares of Common
                             Stock at the option of the Reporting Person
                             on the terms and conditions of the
                             Convertible Promissory Note filed as Exhibit
                             1 to Schedule 13D (Amendment No. 2) filed in
                             respect of an event which occurred July 15,
                             1997 and the Convertible Promissory Note
                             attached as Exhibit 1 hereto.
             ___________________________________________________________________
  NUMBER OF
   SHARES                    SHARED VOTING POWER
BENEFICIALLY  8
  OWNED BY                   0
    EACH     ___________________________________________________________________
 REPORTING
   PERSON                    SOLE DISPOSITIVE POWER
    WITH      9
                             $2,000,000 convertible into shares of Common
                             Stock at the option of the Reporting Person
                             on the terms and conditions of the
                             Convertible Promissory Note filed as Exhibit
                             1 to Schedule 13D (Amendment No. 2) filed in
                             respect of an event which occurred July 15,
                             1997 and the Convertible Promissory Note
                             attached as Exhibit 1 hereto.

             ___________________________________________________________________

                             SHARED DISPOSITIVE POWER
             10
                             0

________________________________________________________________________________

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        $2,000,000 convertible into shares of Common Stock at the option of the Reporting Person on the terms and conditions of the Convertible Promissory Note filed as Exhibit 1 to Schedule 13D (Amendment No. 2) filed in respect of an event which occurred July 15, 1997 and the Convertible Promissory Note attached as Exhibit 1 hereto.
________________________________________________________________________________

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                           [  ]
________________________________________________________________________________

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        $2,000,000 convertible into shares of Common Stock at the option of the Reporting Person on the terms and conditions of the Convertible Promissory Note filed as Exhibit 1 to Schedule 13D (Amendment No. 2) filed in respect of an event which occured July 15, 1997 and the Convertible Promissory Note attached as Exhibit 1 hereto.
________________________________________________________________________________

        TYPE OF REPORTING PERSON
  14
        PN
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

     The statement on Schedule 13D relating to the common stock, $0.0001 par value per share, of International Meta Systems, Inc. (the "Company Common Stock"), a Delaware corporation (the "Company"), as previously filed by Paragon Limited Partnership, and as twice previously amended, first, by Paragon Limited Partnership, Den Norske Krigsforsikring for Skib, Investeringsselskapet Amandus AS, A/S Selvaag Invest, Andreas Ugland, Woodbridge Asset Management Limited, J. Arthur Olafsen, Pollex A/S, Martin S. Albert, Filab A/S and Bent Aasnaes (collectively the "Prior Reporting Persons") and, secondly, by Amerscan Partners III, Limited Partnership, is hereby amended and supplemented with respect to the items set forth below.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b), (c) and (f) This amendment is being filed by Amerscan Partners III, Limited Partnership, an exempted limited partnership organized under the laws of Bermuda ("Amerscan Partners III" or the "Reporting Person").

     The sole general partner of Amerscan Partners III is Amerscan Capital Management Ltd., an exempted limited duration company organized under the laws of Bermuda ("Amerscan Capital Management").

     Amerscan Partners III and Amerscan Capital Management are principally engaged in the business of investing in the securities of emerging growth companies. The address of the principal business and registered office of Amerscan Partners III and Amerscan Capital Management is Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda.

     The name, citizenship, business or residence address and present principal occupation or employment of each of Amerscan Capital Management's officers and directors, and the name and principal address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A-1 hereto, which is incorporated herein by reference.

     Mr. Martin Albert serves as a director and Deputy Chairman, Mr. Rolv Norderhaug serves as Vice President and a director, and Mr. Erik Tiller serves as a director, of Amerscan Capital Management. Messrs. Albert, Norderhaug and Tiller also serve as directors and officers of Paragon Capital Management LLC, an exempted limited liability company organized under the laws of the Cayman Islands, British West Indies ("Paragon Capital Management"). Paragon Capital Management is the sole general partner of Paragon Limited Partnership, an exempted limited partnership organized under the laws of the Cayman Islands, British West Indies ("Paragon"). As of February 15, 1996, Paragon beneficially owned 2,000,000 shares of Company Common Stock, and,



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subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares.

     As of March 26, 1996, Woodbridge Capital Management Limited, an exempted limited company incorporated under the laws of Bermuda ("Woodbridge"), beneficially owned 266,667 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares. Woodbridge purchased such shares of Company Common Stock on March 26, 1996. Mr. Tiller is a controlling person of Woodbridge.

     As of March 26, 1996, Mr. Albert beneficially owned 133,333 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares. Mr. Albert purchased such shares of Company Common Stock on March 26, 1996. Mr.Albert is also a director of Amerscan, Inc. ("Amerscan, Inc."), TTI Holdings Inc., Transitional Technology, Inc., Nx Server Inc., Dolphin Interconnect Solutions Inc., Parlance, Inc., NovaStor Corporation, Timpanogas Research Group Inc. and OfficeNet, Inc.

     The preceding summary of the interests of the Reporting Person and certain of the Prior Reporting Persons is not intended to be complete and is qualified in its entirety by reference to the full text of Schedule 13D (Amendment No. 1) filed in respect of an event which occurred on March 26, 1996 and Schedule 13D (Amendment No. 2) filed in respect of an event which occurred on July 15, 1997, each of which is incorporated herein by reference.

     (d) and (e) During the last five years, the Reporting Person has not and neither, to the best knowledge of the Reporting Person, have any of the individuals named in this Item 2 or in Schedule A-1 hereto been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The amounts and sources of funds used in connection with the consideration for the extension of credit to the Company pursuant to the convertible promissory note referred to below consisted of $500,000 contributed by Amerscan Partners III from partnership funds.



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ITEM 4.  PURPOSE OF TRANSACTION.

     Amerscan Partners III has extended credit to the Company pursuant to the Convertible Promissory Note dated September 16, 1997, executed and delivered by the Company, payable to Amerscan Partners III and convertible into shares of the Company Common Stock (the "Second Convertible Note"), for investment purposes.

     As of July 15, 1997, Amerscan Partners III beneficially owned the right to convert the unpaid principal of, and interest on, the Convertible Note filed as Exhibit 1 to Schedule 13D (Amendment No. 2) filed in respect of an event which occured July 15, 1997 (the original principal amount of which is $1,500,000) (the "First Convertible Note") into shares of Company Common Stock on the terms and conditions set out in the First Convertible Note.

     Pursuant to the Second Convertible Note, Amerscan Partners III agreed to loan the Company up to $500,000 and the Company agreed to repay Amerscan Partners III the principal sum of the Second Convertible Note, together with accrued interest thereon at a rate of 8% per annum, on September 16, 1998. Under the terms of the Second Convertible Note, Amerscan Partners III has the option to convert the unpaid principal amount of the Second Convertible Note, together with accrued and unpaid interest thereon, into shares of the Company Common Stock at a conversion rate equal to the unpaid principal amount of the Second Convertible Note, together with accrued and unpaid interest thereon, divided by the lower of: (i) $0.50 per share (subject to adjustments for stock splits, reverse stock splits, stock dividends and/or recapitalizations of the Company Common Stock), and (ii) 75% of the average of the mean between the closing bid and asked price per share of the Company Common Stock for the five trading days preceding the notice date of the exercise of such option.
Amerscan Partners III may exercise such option at any time prior to September 16, 1998. Under the terms of the Second Convertible Note, so long as any amount payable under the Second Convertible Note remains unpaid, Amerscan Capital Management shall be entitled (to the extent it has not already done so pursuant to the First Convertible Note) to appoint one member of the Company=s Board of Directors and such appointed director shall be further authorized to appoint the chairman of the Finance Committee of the Board of Directors, such committee to consist of at least three members of the Board of Directors of the Company.

     On August 20, 1997, Amerscan Partners III agreed to lend the Company $750,000 pursuant to a Promissory Note, executed and delivered by the Company and repayable by the Company on demand (the "Demand Note"). To date, no funds have been lent to the Company by Amerscan Partners III under the Demand Note.

     Pursuant to the Security Agreement dated as of July 15, 1997 between the Company and Amerscan Partners III (as amended by Amendment No. 1 thereto dated as of September 16, 1997, the "Security Agreement"), the Company has granted to Amerscan Partners III a security interest in the Company's intellectual property relating to its Meta



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6000 chip to secure the obligations of the Company under the Second Convertible
Note, the Demand Note and the First Convertible Note.

     For its services in arranging the extension of credit to the Company pursuant to the Second Convertible Note, the Company has agreed to pay Amerscan, Inc., an affiliate of Amerscan Partners III, an arrangement fee equal to 8% of the aggregate principal amount of the Second Convertible Note. Such agreement is evidenced by a letter agreement dated September 16, 1997 (the "Fee Letter") between Amerscan, Inc. and the Company.

     The preceding summary of certain provisions of the Second Convertible Note and the Security Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Second Convertible Note, Amendment No. 1 to the Security Agreement and the Fee Letter, copies of which are filed as Exhibits 1, 2 and 3 hereto, respectively, and which are incorporated herein by reference.

     Other than as described above, Amerscan Partners III has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b) and (c) As of September 16, 1997, Amerscan Partners III beneficially owned the right to convert the unpaid principal of, and interest on, the First Convertible Note, the original principal amount of which is $1,500,000, and the Second Convertible Note, the original principal amount of which is $500,000, into shares of Company Common Stock on the terms and conditions set out in the First Convertible Note and the Second Convertible Note, respectively. Upon any such conversion, Amerscan Partners III will sign an endorsement to the Shareholders Agreement agreeing to be bound by the terms of such Shareholders Agreement as though Amerscan Partners III were an original party thereto and will have the sole power to vote and the sole power to dispose of such shares of Company Common Stock subject to the terms of such Shareholders Agreement. A copy of the Shareholders Agreement was filed as
Exhibit 6 to Schedule 13D (Amendment No. 1) filed in respect of an event which occurred March 26, 1996 and is incorporated herein by reference.

     (d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as provided in the Second Convertible Note, or as set forth herein, the Reporting Person has not, nor, to the best of the Reporting Person's knowledge, have any of the individuals named in Schedule A-1 hereto, had any contracts, arrangements,



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understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Conformed copy of a Convertible Promissory Note dated September 16, 1997, executed and delivered by International Meta Systems, Inc. and payable to Amerscan Partners III, Limited Partnership

2. Conformed copy of Amendment No. 1 to the Security Agreement dated as of July 15, 1997 between International Meta Systems, Inc. and Amerscan Partners III, Limited Partnership

3. Confirmed copy of a Fee Letter dated September 16, 1997 between Amerscan, Inc. and International Meta Systems, Inc.



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                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this amendment to the statement on Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.

     Dated:  September 26, 1997

                                      AMERSCAN PARTNERS III, LIMITED
                                      PARTNERSHIP

                                      By   AMERSCAN CAPITAL
                                           MANAGEMENT LTD., as its
                                           General Partner


                                      By /s/ Martin S. Albert
                                         ____________________
                                         Martin S. Albert
                                         Director and Deputy Chairman



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                                  SCHEDULE A-1

                        DIRECTORS AND EXECUTIVE OFFICERS
                         OF AMERSCAN CAPITAL MANAGEMENT

     The name, business or residence address, citizenship and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors of Amerscan Capital Management Ltd., a Bermuda exempted limited duration company, is set forth below:

                             PRESENT PRINCIPAL OCCUPATION OR
NAME                         EMPLOYMENT AND ADDRESS                 CITIZENSHIP
----                         -------------------------------------  -----------
Executive Officers and
Directors

James M. Keyes,              Partner                                British
Chairman and Director        Appleby, Spurling & Kempe
                             Cedar House
                             41 Cedar Avenue
                             Hamilton HM 12
                             Bermuda

Martin S. Albert,            President and Chief Executive Officer  United States of
Deputy Chairman and          Dolphin Interconnect Solutions Inc.    America
Director                     3625 East Thousand Oaks Blvd.
                             Suite 50
                             Westlake Village, California 91362

Rolv E. Norderhaug,          President                              Norway
Vice President and Director  Hexagon Capital Management Ltd.
                             Paradise View
                             9 Rocklands Drive
                             Warwick WK07
                             Bermuda

Erik C. T. Tiller,           Vice President                         Norway
Director                     Amerscan, Inc.
                             3609 East Thousand Oaks Blvd.
                             Suite 309
                             Westlake Village, California 91362

Michael Wood,                Corporate Administrator                Canadian
Secretary                    Appleby, Spurling & Kempe
                             Cedar House
                             41 Cedar Avenue
                             Hamilton HM12
                             Bermuda



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                               INDEX TO EXHIBITS



EXHIBIT
NUMBER   DESCRIPTION OF EXHIBIT
------   ----------------------
1. Conformed copy of a Convertible Promissory Note dated September 16, 1997, executed and delivered by International Meta Systems, Inc. and payable to Amerscan Partners III, Limited Partnership

2. Conformed copy of Amendment No. 1 to the Security Agreement dated as of July 15, 1997 between International Meta Systems, Inc. and Amerscan Partners III, Limited Partnership

3. Conformed copy of a Fee Letter dated September 16, 1997 between Amerscan, Inc. and International Meta Systems, Inc.



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